SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JANUARY 01, 2002 AND FEBRUARY 26, 2002

CHINADOTCOM CORPORATION
(Exact name of Registrant as specified in its Charter)

20/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F__x__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes_____ No___x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002

CHINADOTCOM CORPORATION

By: D. Widdicombe

Daniel Widdicombe
Chief Financial Officer

Schedule I

1. January 28, 2002 Nokia and chinadotcom Partner to Promote Mobile Services in China

2. February 21, 2002 chinadotcom Increases Revenue in Q4 2001 (with a separate copies of year 2001 q4 statement of operations, year 2001 q4 pro forma statement of operations, year 2001 statement of operations, year 2001 pro forma statement of operations and year 2001 balance sheet)

3. 1999 Stock Option Plan, as amended on July 26, 2000

NOKIA

chinadotcom corporation

Business Development and Mobile Information services
Simon Bennett

PRESS RELEASE

05.02.02

Nokia and chinadotcom Partner to Promote Mobile Services in China

(Beijing, January 28, 2002). Nokia and chinadotcom corporation, a leading integrated Internet company in Asia, today launched the Nokia wireless platform in China. The project reflects the agreement that the two companies have entered into for promoting mobile services in Mainland China.

The integrated wireless platform for Nokia's SMS and wireless application service was built by chinadotcom through its majority owned subsidiary Moeasy and its associate company iiL Corp. In China, Nokia's ringer tone and picture messaging technology and feature applications will be delivered through the platform to mobile users.

Moeasy provides the wireless platform while Nokia provides certain technologies to promote a range of innovative services to the market place such as ringing tone download, picture message download, operator logo and a range of SMS gaming applications which are all supported by the latest range of Nokia mobile phones. Owners of the Nokia 3330 and the new 3350 phones are able to select a range of downloadable animated screen savers and game pack downloads to further personalise their phone.

"We are pleased to have the opportunity to further promote mobile services in China with chinadotcom and enable the consumer to further personalise their Nokia mobile phone and also to have fun at the same time," said Simon Bennett, Director, Business Development and Mobile Information Services, Nokia China.

With chinadotcom's access to eleven major provinces and cities in China, mobile services will be enjoyed across the country.

"This is chinadotcom's continuing development of wireless initiatives that allows us to expand our recurrent revenue from our integrated wireless platform," said Jack Lin, CIO of chinadotcom corporation. "Providing wireless content and applications is still at an early stage. In the long run, however, we believe that the wireless markets in Mainland China, including SMS services and wireless applications, have great potential as the usage of wireless data service continues to grow. We welcome the opportunity to work with Nokia, the world leader in mobile communications."

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, portal and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its portal network (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

About Nokia

Nokia is committed to a long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position as a leading supplier of mobile and broadband network systems and mobile phones in China. China is Nokia's second largest market in the world. Nokia's investment in China has surpassed USD 1.7 billion. Nokia has established over twenty offices, eight joint ventures and two R&D centers, with over 5,500 employees in China.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Welcome to http://www.nokia.com.cn

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

For further information, please contact:

Jane Cheng, Public Relations Manager

Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

chinadotcom
corporation

FOR IMMEDIATE RELEASE

chinadotcom Increases Revenue in Q4 2001, Achieves Cash Preservation

chinadotcom's Q4 2001 Results Highlights:

- Q4 2001 total cash operating loss was US$4.4 million, a 72% improvement quarter-on-quarter, which when combined with net interest income of $7.4 million resulted in 'cash preservation' *

- Q4 2001 revenues of US$17.8 million, up 3% sequentially despite a tough economic environment

- Mainland China revenues – 26% of Q4 2001 revenue, Greater China – 41%

- Gross profit margin in Q4 2001 improved to 38% from 34% the previous quarter

- Exceeded annualized SG&A reduction target of US$50 million set out in early May 2001

[Hong Kong, February 21, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated Internet company in Asia, today announced its financial results for the fourth quarter ending December 31, 2001. Total cash operating loss under US GAAP was US$4.4 million, a 72% improvement compared to US$15.9 million in Q3 2001. For the first time in the company's history, net interest income of $7.4 million exceeded the cash loss from operations, resulting in the company reaching a state of 'cash preservation' for operations.

chinadotcom's fourth quarter revenue was US$17.8 million, up 3% from US$17.3 million in the previous quarter despite a tough economic environment. Mainland China revenues continued to be an important contributor this quarter, accounting for 26% of total revenues, demonstrating chinadotcom's focus on Mainland China's attractive business opportunities post-WTO entry. The continued strength of the China business reflects not only the strength of the Chinese economy but also the success of chinadotcom in implementing technology and marketing solutions for local and global companies in China to automate their business processes and raise productivity.

Gross margin improved to 38% in Q4 2001 compared to 34% in the previous quarter, resulting in a 12% increase in gross profit to US$6.7 million. The reductions in SG&A continued in the quarter, falling 49% to US$11.1 million, reflecting the benefits of the ongoing series of cost-reduction initiatives enacted since May 2001.

"We are pleased to report a fourth consecutive quarter of improvement in our operating results, exceeding consensus estimates," said Daniel Widdicombe, CFO of chinadotcom corporation. "We streamlined our cost base by exceeding our annualized SG&A reduction target of US$50 million, stabilized our revenue, raised our gross profit margins and preserved our strong cash position. Looking into 2002, despite continued economic uncertainty, we are now better positioned to continue with our efforts to improve our operating results."

In the fourth quarter, chinadotcom recorded US$8.5 million in write-downs for impairment of goodwill and diminution in value of cost investments which reduced its goodwill balance to US$6.4 million at the end of 2001 compared to $40.2 million a year ago. Taking into account the one-time charges, chinadotcom posted a net loss under US GAAP of US$10.2 million for Q4 2001, a 59% improvement over Q3 2001.

"In the past year, we focused primarily on improving our operations and productivity and we are pleased to say that we have delivered on those goals," said Peter Yip, Chief Executive Officer of chinadotcom. "By steering the company to a state of cash preservation, we are now in a better position to intensify our focus on leveraging our balance sheet for earnings accretive acquisitions to enhance our business and drive long term returns for our shareholders."

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

* 'Cash Preservation' is defined as gross profit less SG&A plus net interest income under US GAAP.

Progress in China

As China's economy powers ahead post-WTO, continued market liberalization will increase demand by international and local businesses to automate and improve their enterprises to remain competitive. chinadotcom is well positioned to deliver superior technology solutions to elevate the competitiveness of these enterprises.

During the year, the company's established presence and deep understanding of the China market started to yield results. This was clearly demonstrated as the company's major business units gained a stronger foothold in the marketplace. Ion Global secured GM (Shanghai), Ingram Micro and Shenlong (Citroen) Auto as new clients in the Q4 while continuing to serve major clients such as Nike China, Beijing Telecom, Panasonic China, Shanghai Bell, China Eastern Airlines, China Netcom and Matsushita. e2e Business Solutions remained as Oracle's largest Application Partner in Greater China with 12 of its 20 new clients in 2001 being China based companies.

chinadotcom e-marketing continues to work closely with each of the top five portals along with Audi, Coca Cola and Maybeline. In Q4, new wins include Kodak, China Telecom and Acer. As a testament to its competitive position within the Mainland China market, chinadotcom e-marketing delivered a top-10 list of marketers that spent an average of over US$100,000 in Q4 2001.

chinadotcom's wireless platform established access to eleven major provinces and cities in Mainland China through China Mobile and China Unicom while the portal china.com continues to see a steady rise in subscribers for its fee based services. Altogether, Mainland China has become the largest revenue contributor accounting for 22% of total revenue in 2001 as compared to 12% in 2000.

"China's accession into the WTO, the winning of the 2008 Olympics, the hosting of world leaders at the APEC Forum, qualifying for the World Cup Finals were all significant accomplishments contributing to a momentous year for China," said Raymond Ch'ien, Executive Chairman of chinadotcom. "As we enter the Year of the Horse, we are confident that our market presence will enable us to capitalize on the immense opportunities brought on by the China momentum."

Business Units

chinadotcom e-solutions

Ion Global, Asia's leading e-business integrator, continued to show improving operating metrics. Despite a decline in reported revenue, gross margin improved to 37% signifying an improved level of utilization and stronger pricing power. Coupled with a 29% reduction in SG&A, cash operating loss narrowed significantly by 56%.

During the quarter, over 80% of revenue was derived from repeat customers as the company continues to work closely with a strong base of global clients including Cathay Pacific, Mercedes-Benz, GE, HSBC, Sony and Samsung. Cisco, Citibank, GM (Shanghai) and Ingram Micro were some of the new clients enrolled in the Q4.

The strength and breadth of Ion Global's capabilities were reaffirmed as the company was highlighted in a just published Gartner report as "the only Asia/Pacific-based professional services firm focusing on Web-enabling business processes covering the Asia/Pacific region." The report further added, "Ion Global is positioned well to "weather" the tough economic times."

The company continues to capitalize on its unique network organization leveraging its China capabilities into new client wins and partnerships. In November, Ion Global was selected by the United Kingdom Government's Department of Trade and Industry (DTI) to implement its e-commerce initiatives. The two-year engagement came after Ion Global won a strongly contested competitive bid, leveraging on its UK led strategy, user experience and marketing skills together with its Shanghai office's robust technical capabilities and competitive cost structure. On the back of the DTI win, Ion Global has been recently chosen as the preferred vendor by a large UK government agency for the next three years.

To further expand its service offerings, Ion Global joined the Siebel Alliance Program as a Consulting Partner. Ion Global has certified consultants through the Siebel Certification Program to ensure that its personnel have the expertise necessary to position, install, configure, operate, maintain and interface with Siebel eBusiness Applications.

chinadotcom's e-solutions arm, e2e Business Solutions, continues to forge ahead with its Software Development Center (SDC) in China as part of the company's ongoing drive to improve its business mix by building proprietary technology for the Asia and China markets. The first product from this SDC will be an Internet-based technology platform automating Customer Relationship Management (CRM) processes especially tailored for the Chinese language environment. The company has also partnered with Oracle to provide end-to-end solutions including Supply Chain Management (SCM), Enterprise Resources Planning (ERP) and CRM aimed at key industries in China.

chinadotcom e-marketing

chinadotcom e-marketing continued to show solid gains, particularly in China and Korea. Due to a strong seasonal quarter, Q4 2001 revenue jumped 32% while SG&A reduced by 14% sequentially. Revenue per headcount increased by a substantial 48%, as a result of a consistent focus on efficiency and workplace restructuring. This led to an improvement in cash operating loss of 29%. The company secured new clients such as Levis, SAP, Vodaphone, Pepsi, Kirin and Aetna.

With market consolidation, e-marketing has been able to significantly improve the margin performance from an average of 22% in 2000 to 31% in 2001 through closer and more meaningful relationships with fewer media-owners.

During the fourth quarter, *expresso* became the email technology solution for an increasing number of international brands as part of their integrated marketing campaigns, delivering targeted emails, tracking and analyzing results. A strong advertiser base has been quickly established as over one half of total email volume delivered in the Q4 2001 came from repeat advertisers including Coca Cola, HSBC, Nokia, Nike, McDonalds, Marcus Evans, Singapore's Ministry of Environment, Readers Digest, HP and Northwest Airlines.

e-marketing's integrated offering, inclusive of online/offline direct marketing and call center operations, has secured a number of high-profile clients, including one major Australian banking group, where a pre-qualified prospect group was delivered right to their local branch network, enabling them to improve prospect conversion.

chinadotcom media assets

chinadotcom's subsidiary hongkong.com made steady progress in its major businesses. Under US GAAP, hongkong.com achieved a net income of US$2.6 million in 2001, as its cash operating loss was more than offset by its net interest income. The company's foray into the Greater China travel industry looks encouraging as its subsidiary TTG Asia, the leading travel publisher and exhibition organizer in Asia, achieved profitability for the entire 2001 while *PowerHotel* was successfully launched in Q4 2001.

PowerHotel was developed by the company as a development tool for hotels to cost-effectively build websites accessible by travel agencies, corporate accounts and the individual traveler to search for information and make reservations. Hotels use *PowerHotel* to manage their room allotments, pricing and inventory, a welcome boost to the hotel industry's efforts to become more efficient. To date, over 50 major hotels in Taiwan have signed to use this product.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

To further augment the company's Greater China travel strategy, the acquisition of Times Software was completed in December. Times Software is a China-based company engaged in providing ticketing security solutions to the transportation industry.

chinadotcom continues to make headway in its wireless initiatives. In Q4 2001, chinadotcom, through its investee companies, successfully built an integrated wireless platform for Nokia's SMS and wireless application service in China. This platform, which was subsequently launched in January 2002, will promote Nokia's ringer tone and picture messaging technology and feature applications to mobile users.

"Where we see market opportunities, we will continue to develop or acquire proprietary technology solutions that can broaden our business mix as well as enhance our competitive advantage," said Peter Yip. "We continue to position our businesses with the ability to provide enterprises with the best technology solutions going forward. Although *expresso, PowerHotel* and our wireless platform represent a small but growing part of our revenue base, we will continue to drive for high margin and recurrent revenue by leveraging intellectual properties that we develop or acquire."

Other Developments

Following its announcement in September 2001 of a US$20 million stock repurchase program, the company has commenced the repurchase of its shares. The company repeats that this is a long-term program and it reflects the company's confidence in its future and business growth prospects in China and the Asia Pacific region.

chinadotcom had drawn down US$115 million under its US$240 million collateralized credit facility as of the end of 2001 compared to $65 million in mid-November 2001, primarily to take advantage of lower borrowing costs to enhance the company's treasury yield and provide liquidity and flexibility for short term working capital requirements. Including the drawn down amount, chinadotcom had US$504 million in cash and marketable debt securities at the end of Q4 2001.

As previously announced, in Q4 2001, the company reached agreement with its former parent to purchase the three website domain names, or Uniform Resource Locators (URLs), www.china.com, www.hongkong.com, and www.taiwan.com, for US$16.8 million supported by a reputable third party international valuer. The purchase includes all of the intellectual property rights to the URLs and secures the integral brand identity associated with the URLs, which the company has established over the past several years. The company believes that by purchasing the URLs, it has reduced the risks associated with its previous licensing arrangements for these URLs as highlighted in chinadotcom's year 2000 20-F filing. In addition, the company will be able to further leverage the brand value of the URLs that it has established over the past several years. For example, the URL www.worldcup.china.com was licensed subsequent to China gaining its first entry into the Worldcup Finals.

In 2001, the company became a "passive foreign investment company" or PFIC for U.S. Federal income tax purposes and therefore, U.S. holders are subjected to special tax rules. Further details are available in the company's year 2000 20-F filing and corporate website www.corp.china.com.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

The company will post the PFIC annual shareholder information statement on its corporate website when available to assist U.S. holders to make the appropriate tax reporting and elections with the U.S. tax authorities with respect to the company's status as a PFIC. U.S. holders are advised to consult their tax advisors.

Conference Call

chinadotcom will hold a conference call to review its fourth quarter and full year 2001 earnings and operations at 8:00 pm EST on February 20, 2002. Investors can call at that time to Toll Free 888-390-6586, US Toll Number: 712-271-3300, or Hong Kong Number: 852-2258-4102; alternatively the conference call can be heard on the Internet at [http://webcast.ibeam.com/starthere.asp?pres=18301]. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com/shares.htm

###

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated Internet company offering e-business solutions, media assets and e-marketing services. Through its three-dimensional business model, chinadotcom provides a full range of Internet services around the world that: 1) build e-business strategies and solutions (chinadotcom **e-solutions**), 2) distribute content via its media assets (chinadotcom **media assets**), and 3) sell services through online marketing (chinadotcom **e-marketing**).

The company and its subsidiaries have offices in 10 markets - Japan, Korea, Australia, Mainland China, Hong Kong, Taiwan, Singapore, Malaysia, the UK and the US. For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management's current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom's results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2000 on Form 20-F filed on May 10, 2001.

chinadotcom
corporation

FOR IMMEDIATE RELEASE

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel : 1 (212) 661 2160
Fax : 1 (973) 591 9976
e-mail : craig.celek@hk.china.com

Zeus Chen, Hong Kong
Tel : (852) 2961 2798
Fax : (852) 2887 8384
e-mail : zeus.chen@hk.china.com

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Dec 31, 2001 (Unaudited)	Quarter Ended Sep 30, 2001 (Unaudited)
Revenues		
e-business Solutions	$ 7,666	$ 9,157
Advertising	7,366	5,621
Sale of IT products	1,584	1,252
Other income	1,135	1,278
	17,751	17,308
Cost of revenues		
e-business Solutions	(4,855)	(6,161)
Advertising	(4,753)	(3,701)
Sale of IT products	(1,177)	(1,054)
Others	(307)	(452)
	(11,092)	(11,368)
Gross margin	6,659	5,940
Selling, general and administrative expenses (a)	(11,107)	(21,845)
Depreciation and amortization	(4,190)	(4,926)
Impairment of goodwill and intangible assets	(8,460)	(8,661)
Stock compensation expenses	(998)	(181)
	(24,755)	(35,613)
Operating loss	(18,096)	(29,673)
Interest income	8,244	6,200
Interest expenses	(847)	(118)
Gain on disposal of subsidiaries, available-for-sale securities and cost investments	2,134	3,843
Other non-operating losses	(181)	(670)
Impairment of cost investments and available-for-sale securities	-	(4,653)
Equity in losses of equity investees	(1,539)	(174)
Loss before income taxes	(10,285)	(25,245)
Income taxes expenses	(28)	(38)
Loss before minority interests	(10,313)	(25,283)
Minority interests in losses of consolidated subsidiaries	121	481
Net loss	$ (10,192)	$ (24,802)
Basic and diluted loss per share	(0.10)	(0.24)
(a) Selling, general and administrative expenses to/for related parties	650	91

chinadotcom corporation
Pro forma Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended Dec 31, 2001 (Pro forma*)	Quarter Ended Sep 30, 2001 (Pro forma*)
Revenues		
e-business Solutions	$ 7,666	$ 9,157
Advertising	7,366	5,621
Sale of IT products	1,584	1,252
Other income	1,135	1,278
	17,751	17,308
Cost of revenues		
e-business Solutions	(4,855)	(6,161)
Advertising	(4,753)	(3,701)
Sale of IT products	(1,177)	(1,054)
Others	(307)	(452)
	(11,092)	(11,368)
Gross margin	6,659	5,940
Selling, general and administrative expenses	(12,203)	(16,278)
Depreciation and amortization	(4,190)	(4,926)
Stock compensation expenses	(998)	(181)
	(17,391)	(21,385)
Operating loss	(10,732)	(15,445)
Interest income	8,244	6,200
Interest expenses	(847)	(118)
Loss on available-for-sale securities	(26)	-
Equity in losses of equity investees	(58)	(174)
Loss before income taxes	(3,419)	(9,537)
Income taxes expenses	(28)	(38)
Loss before minority interests	(3,447)	(9,575)
Minority interests in losses of consolidated subsidiaries	121	481
Net loss	$ (3,326)	$ (9,094)
Basic and diluted loss per share	(0.03)	(0.09)

* The above pro forma consolidated statements of operations exclude related cost for services provided to China Internet Corporation Limited in connection with the AOL-branded services in Hong Kong and the following non-recurring expenses:

(1) Impairment of goodwill and intangible assets
(2) Gain/loss on disposal of subsidiaries, available-for-sale securities and cost investments
(3) Other non-operating gains/losses
(4) Impairment of cost investments and available-for-sale securities
(5) Impairment of investments in equity investees
(6) Restructuring costs, other one off promotional item and rebranding costs

chinadotcom corporation
Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year Ended Dec 31, 2001 (Unaudited)	Year Ended Dec 31, 2000 (Audited)
Revenues (a)		
e-business Solutions	$ 38,891	$ 65,309
Advertising	26,106	46,437
Sale of IT products	4,580	5,938
Other income	5,958	3,555
	75,535	121,239
Cost of revenues		
e-business Solutions	(26,845)	(40,767)
Advertising	(16,639)	(30,417)
Sale of IT products	(3,478)	(3,978)
Others	(2,054)	(357)
	(49,016)	(75,519)
Gross margin	26,519	45,720
Selling, general and administrative expenses (b)	(94,800)	(107,017)
Depreciation and amortization	(28,062)	(38,142)
Impairment of goodwill and intangible assets	(37,923)	(43,389)
Stock compensation expenses	(2,552)	(5,083)
	(163,337)	(193,631)
Operating loss	(136,818)	(147,911)
Interest income	26,926	30,103
Interest expenses	(1,495)	(954)
Gains arising from share issuance of a subsidiary	-	140,031
Gain on disposal of subsidiaries, available-for-sale securities and cost investments	2,301	15,663
Other non-operating losses	(1,321)	(2,528)
Impairment of cost investments and available-for-sale securities	(12,260)	(84,696)
Equity in losses of equity investees	(2,592)	(9,423)
Loss before income taxes	(125,259)	(59,715)
Income taxes expenses	(361)	(640)
Loss before minority interests	(125,620)	(60,355)
Minority interests in losses of consolidated subsidiaries	4,010	553
Net loss	$ (121,610)	$ (59,802)
Basic and diluted loss per share	(1.19)	(0.61)
(a) Revenues from related parties	60	21,791
(b) Selling, general and administrative expenses to/for related parties	10,106	1,200

chinadotcom corporation
Pro forma Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year Ended Dec 31, 2001 (Pro forma*)	Year Ended Dec 31, 2000 (Pro forma*)
Revenues		
e-business Solutions	$ 36,770	$ 53,299
Advertising	26,063	38,566
Sale of IT products	4,580	5,938
Other income	5,958	3,555
	73,371	101,358
Cost of revenues		
e-business Solutions	(25,582)	(30,262)
Advertising	(16,648)	(24,191)
Sale of IT products	(3,478)	(3,978)
Others	(2,054)	(357)
	(47,762)	(58,788)
Gross margin	25,609	42,570
Selling, general and administrative expenses	(72,567)	(91,278)
Depreciation and amortization	(28,062)	(38,142)
Stock compensation expenses	(2,552)	(5,083)
	(103,181)	(134,503)
Operating loss	(77,572)	(91,933)
Interest income	26,926	30,103
Interest expenses	(1,495)	(954)
Equity in losses of equity investees	(555)	(3,791)
Loss before income taxes	(52,696)	(66,575)
Income taxes expenses	(361)	(640)
Loss before minority interests	(53,057)	(67,215)
Minority interests in losses of consolidated subsidiaries	4,010	553
Net loss	$ (49,047)	$ (66,662)
Basic and diluted loss per share	(0.48)	(0.68)

* The above pro forma consolidated statements of operations exclude revenues and related cost for services provided to China Internet Corporation Limited in connection with the AOL-branded services in Hong Kong and the following non-recurring expenses:

(1) Impairment of goodwill and intangible assets
(2) Gain/loss on disposal of subsidiaries, available-for-sale securities and cost investments
(3) Other non-operating gains/losses
(4) Impairment of cost investments and available-for-sale securities
(5) Impairment of investments in equity investees
(6) Restructuring costs, other one off promotional item and rebranding costs
(7) Profits and losses of material subsidiaries disposed

chinadotcom corporation
Consolidated Balance Sheets

	Dec 31, 2001 (Unaudited) (US$'000)	Dec 31, 2000 (Audited) (US$'000)
Assets		
Current assets:		
Cash and cash equivalents	$ 20,820	$ 47,483
Restricted cash	1,274	4,134
Accounts receivable	21,074	31,656
Deposits, prepayments and other receivables	16,746	26,015
Debt securities available for sale	329,952	242,324
Restricted debt securities	134,960	148,622
Due from related companies	-	21,783
Total current assets	524,826	522,017
Fixed assets	24,063	30,150
Goodwill	6,430	40,205
Intangible assets	17,092	-
Investments in equity investees	2,668	5,179
Investments	2,878	11,135
Debt securities available for sale	17,028	-
Available-for-sale equity securities	2,064	10,368
Other assets	2,220	3,866
Total assets	$ 599,269	$ 622,920
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 15,082	$ 17,219
Other payables	7,100	20,022
Accrued liabilities	14,099	14,475
Bank loans	116,951	3,934
Promissory notes payables	-	11,183
Deferred revenue	932	3,258
Taxation	1,002	933
Due to related companies	10,248	602
Total current liabilities	165,414	71,626
Bank loans - net of current portion	1,504	-
Other payables - net of current portion	2,860	-
	4,364	-
Minority interests	36,855	39,270
Shareholders' equity:		
Share capital	26	25
Additional paid-in capital	613,460	604,566
Accumulated other comprehensive income	(7,439)	(766)
Retained earnings (deficit)	(213,411)	(91,801)
Total shareholders' equity	392,636	512,024
Total liabilities and shareholders' equity	$ 599,269	$ 622,920

CHINADOTCOM CORPORATION

1999 STOCK OPTION PLAN

(as amended July 26, 2000)

TABLE OF CONTENTS

		Page
1.	Definitions	1
2.	Effective Date and Termination of Plan.	3
3.	Administration of Plan.	3
4.	Eligibility and Grant of Options; Committee Authority.	3
5.	Number of Shares Subject to Options.	4
6.	Option Price.	4
7.	Period of Option and Vesting.	4
8.	Exercisability Upon and After Termination of Optionee.	5
9.	Exercise of Options.	5
10.	Payment.	6
11.	Tax Withholding.	6
12.	Exercise by Successors and Payment in Full.	7
13.	Nontransferability of Option.	7
14.	Right of First Refusal; Right of Repurchase.	7
15.	Regulations and Approvals.	7
16.	Interpretation and Amendments; Other Rules	8
17.	Changes in Capital Structure.	9
18.	Notices.	9
19.	Rights as Shareholder.	10
20.	Exculpation and Indemnification.	10
21.	Captions.	10
22.	Governing Law.	10

CHINADOTCOM CORPORATION 1999 STOCK OPTION PLAN

(As amended at an Annual General Meeting of Shareholders held July 26, 2000)

chinadotcom corporation, a Cayman Islands corporation, wishes to attract key employees to the Company and its Subsidiaries and induce key employees to remain with the Company and its Subsidiaries, and encourage them to increase their efforts to make the Company's business more successful whether directly or through its Subsidiaries. In furtherance thereof, the chinadotcom corporation 1999 Stock Option Plan is designed to provide equity-based incentives to key employees of the Company and to certain outside consultants and advisors to the Company and its Subsidiaries.

1. **DEFINITIONS.**

Whenever used herein, the following terms shall have the meanings set forth below:

"Award Agreement" means a written agreement in a form approved by the Committee to be entered into by the Company and the Optionee of an Option, as provided in Section 4.

"Board" means the Board of Directors of the Company.

"Cause" means, unless otherwise provided in the Optionee's Award Agreement, (i) engaging in (A) wilful or gross misconduct or (B) wilful or gross neglect, (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company or its Subsidiaries or its affiliates, (iii) the commission of a felony or a crime of moral turpitude, or any crime involving the Company or its Subsidiaries, or any affiliate thereof, (iv) fraud, insubordination, misappropriation or embezzlement, (v) a breach of the Optionee's employment agreement (if any) with the Company or its Subsidiaries or its affiliates, or (vi) any illegal act detrimental to the Company or its Subsidiaries or its affiliates.

"Change in Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any person or group; (ii) any person or group (other than chinadotcom corporation or an affiliate thereof) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Company, including by way of merger, consolidation or otherwise; and (iii) the first day on which a majority of the members of the Board are not continuing directors.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Committee" means the Committee appointed by the Board under Section 3.

"Common Shares" means the Company's Class A Common Shares, par value $0.00025 per share, either currently existing or authorized hereafter.

"Company" means chinadotcom corporation, a company incorporated under the laws of Cayman Islands.

"Disability" means, unless otherwise provided by the Committee in the Optionee's Award Agreement, a disability which renders the Optionee incapable of performing all of his or her material duties for a period of at least 180 consecutive or non-consecutive days during any consecutive twelve-month period.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Fair Market Value" per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange for the last preceding date on which there was a sale of Shares on such exchange, as determined by the Committee; (ii) if Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market, as determined by the Committee; or (iii) if Shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided that, where the Shares are so listed or traded, the Committee may make discretionary determinations where the Shares have not been traded for 10 trading days.

"Incentive Stock Option" means an Option qualified as such under Section 422 of the Code.

"Option" means the right to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Award Agreement, a number of Shares determined by the Committee.

"Optionee" means (i) in the case of options which are qualified under Section 422 of the Code, an employee of the Company (including members of the Board who are also employees of the Company) to whom an Option is granted, or the Successors of an Optionee, as the context so requires, and (ii) in the case of all other Options granted hereunder, means an employee of the Company, a Director of the Company (whether or not such Director is also an employee of the Company), a consultant or advisor to the Company (excluding a consultant or advisor who directly or indirectly promotes or maintains a market for the securities of the Company or any Subsidiary) who is not an employee of the Company, and such other persons as the Committee shall select from time to time, in each case to whom an Option is granted, or the Successors of an Optionee, as the context so requires.

"Option Price" means the exercise price per Share.

"Plan" means the Company's 1999 Stock Option Plan, as set forth herein and as the same may from time to time be amended.

"Retirement" means, unless otherwise provided by the Committee in the Optionee's Award Agreement, the termination (other than for Cause) of employment (or other termination of service, in the case of key consultants or directors) of an Optionee on or after the Optionee's attainment of age 65 or on or after the Optionee's attainment of age 55 with five consecutive years of service with the Company and or its Subsidiaries.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Shares" means shares of Common Shares of the Company.

"Subsidiary" means any corporation of which more than 50% of the outstanding capital stock having voting power to elect a majority of the Board of Directors of such corporation is at the time directly or indirectly owned by the Company.

"Successor" of an Optionee means the legal representative of the estate of a deceased Optionee or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance or by reason of the death of the Optionee.

2. EFFECTIVE DATE AND TERMINATION OF PLAN.

The effective date of the Plan is that date on which the Plan is approved by the shareholders and the Board of the Company. The Plan shall not become effective unless and until it is so approved. The Plan shall terminate on, and no option shall be granted hereunder on or after, the 10-year anniversary of the earlier of the approval of the Plan by (i) the Board or (ii) the shareholders of the Company; provided, however, that the Board may at any time prior to that date terminate the Plan.

3. ADMINISTRATION OF PLAN.

The Plan shall be administered by the Committee appointed by the Board. The Committee shall consist of at least two Directors of the Company. The acts of a majority of the members present at any meeting of the Committee at which a quorum is present, or acts approved in writing by a majority of the entire Committee, shall be the acts of the Committee for purposes of the Plan. No member of the Committee may act as to matters under the Plan specifically relating to such member.

4. ELIGIBILITY AND GRANT OF OPTIONS; COMMITTEE AUTHORITY.

Subject Subject to the provisions of the Plan, the Committee shall, in its discretion as reflected by the terms of the Award Agreements: (i) authorize the granting of Options to eligible Optionees; (ii) determine and designate from time to time those eligible Optionees to whom Options (which, in the case of Options granted to employees of the Company and its Subsidiaries, may be qualified under Section 422 of the Code) are to be granted and the number of Shares to be optioned to each Optionee; (iii) determine the number of Shares subject to each Option; (iv) determine the time or times when and the manner and condition in which each Option shall be exercisable and the duration of the exercise period; and (v) determine or impose other conditions to the grant or exercise of Options under the Plan as it may deem appropriate. In determining eligibility to receive an Option, as well as in determining the number of Shares to be optioned to any Optionee, the Committee may consider the position and responsibilities of the Optionee, the nature and value to the Company of the Optionee's services and accomplishments whether directly or through its Subsidiaries, the Optionee's present and potential contribution to the success of the Company whether directly or through its Subsidiaries and such other factors as the Committee may deem relevant. The Award Agreement shall contain such other terms, provisions and conditions not inconsistent herewith as shall be determined by the Committee. The Optionee shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Optionee pursuant to the express provisions of the Plan and the Award Agreement.

Nothing in the Plan or in any Option granted pursuant to the Plan shall confer on any individual any right to continue in the employ of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries to terminate the individual's employment at any time.

Without limitation to the foregoing, the award agreement may contain terms and conditions which limit the Optionee's ability to exercise all or any portion of the Options granted thereunder under circumstances in which the Optionee's performance of his or her duties falls below specified performance criteria set forth in such Award Agreement.

5. **NUMBER OF SHARES SUBJECT TO OPTIONS.**

Subject to adjustments pursuant to Section 17, Options with respect to an aggregate of no more than 20,000,000 Shares may be granted under the Plan. Notwithstanding the foregoing provisions of this Section 5, Shares as to which an Option is granted under the Plan that remains unexercised at the expiration, forfeiture or other termination of such Option may be the subject of the grant of further Options. Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares. The certificates for Shares issued hereunder may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate.

6. **OPTION PRICE.**

The Option Price shall be determined by the Committee on the date the Option is granted and reflected in the Award Agreement. Any particular Award Agreement may provide for different exercise prices for specified amounts of Shares subject to the Option. The Option Price with respect to each Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the day the Option is granted.

7. **PERIOD OF OPTION AND VESTING.**

(a) Unless earlier expired, forfeited or otherwise terminated, each Option shall expire in its entirety upon the tenth anniversary of the date of grant or shall have such other term as is set forth in the applicable Award Agreement. The Option shall also expire, be forfeited and terminate at such times and in such circumstances as otherwise provided hereunder or under the Award Agreement.

(b) Each Option, to the extent that there has been no termination of the Optionee's employment and the Option has not otherwise lapsed, expired, terminated or been forfeited, shall first become exercisable according to the terms and conditions set forth in the Award Agreement, as determined by the Committee at the time of grant. Unless otherwise provided in the Award Agreement, no Option (or portion thereof) shall ever be exercisable if the Optionee's employment with the Company and its Subsidiaries has terminated before the time at which such Option would otherwise have become exercisable, and any

Option that would otherwise become exercisable after such termination shall not become exercisable and shall be forfeited upon such termination. Notwithstanding the foregoing provisions of this Section 7(b), Options exercisable pursuant to the schedule set forth by the Committee at the time of grant may be fully or more rapidly exercisable or otherwise vested at any time in the discretion of the Committee. Upon and after the death of an Optionee, such Optionee's Options, if and to the extent otherwise exercisable hereunder or under the applicable Award Agreement after the Optionee's death, may be exercised by the Successors of the Optionee.

8. EXERCISABILITY UPON AND AFTER TERMINATION OF OPTIONEE.

(a) Unless otherwise provided in the Award Agreement, if the Optionee's employment with the Company and its Subsidiaries is terminated other than by reason of voluntary separation, Cause, death, Retirement or Disability, no exercise of an Option may occur after the expiration of the three-month period to follow the termination, or if earlier, the expiration of the term of the Option as provided under Section 7; provided that, if the Optionee should die after termination of employment, such termination being for a reason other than Disability or Retirement, but while the Option is still in effect, the Option (if and to the extent otherwise exercisable by the Optionee at the time of death) may be exercised until the earlier of (i) one year from the date of termination of employment of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 7.

(b) Unless otherwise provided in the Award Agreement, if the Optionee's employment with the Company and its Subsidiaries terminates due to the death, Retirement or Disability of the Optionee, no exercise of an Option may occur after the expiration of the one-year period to follow such termination or, if earlier, the expiration of the term of the Option in accordance with Section 7.

(c) Notwithstanding any other provision hereof, unless otherwise provided in the Award Agreement, if (i) the Optionee's employment is terminated by the Company and its Subsidiaries for Cause or (ii) the Optionee voluntarily terminates employment with the Company and its Subsidiaries (other than on account of death, Retirement or Disability) the Optionee's Options, to the extent then unexercised, shall thereupon cease to be exercisable and shall be forfeited forthwith.

(d) Except as may otherwise be expressly set forth in this Section 8, and except as may otherwise be expressly provided under the Award Agreement, no provision of this Section 8 is intended to or shall permit the exercise of the Option to the extent the Option was not exercisable upon cessation of employment.

9. EXERCISE OF OPTIONS.

Subject to vesting and other restrictions provided for hereunder or otherwise imposed in accordance herewith, an Option may be exercised, and payment in full of the aggregate Option

Price made, by an Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased.

10. **PAYMENT.**

(a) The aggregate Option Price shall be paid in full upon the exercise of the Option. Payment must be made by one of the following methods:

(i) a certified or bank cashier's check;

(ii) the proceeds of a Company loan program or third-party sale program or a notice acceptable to the Committee given as consideration under such a program, in each case if permitted by the Committee in its discretion, if such a program has been established and the Optionee is eligible to participate therein;

(iii) if permitted by the Committee in its discretion, shares of previously owned Common Shares having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price; or

(iv) by by any combination of such methods of payment or any other method acceptable to the Committee in its discretion.

(b) The Committee, in its discretion, may also permit the Optionee to elect to exercise an Option by receiving a combination of Shares and cash, or, in the discretion of the Committee, solely in cash, with an aggregate Fair Market Value (or, to the extent of payment in cash, in an amount) equal to the excess of the Fair Market Value of the Shares with respect to which the Option is being exercised over the aggregate Option Price, as determined as of the day the Option is exercised.

(c) Except in the case of Options exercised by certified or bank cashier's check, the Committee may impose limitations and prohibitions on the exercise of Options as it deems appropriate, including, without limitation, any limitation or prohibition designed to avoid accounting consequences which may result from the use of Common Shares as payment upon exercise of an Option. Any fractional Shares resulting from an Optionee's election that are accepted by the Company shall in the discretion of the Committee be paid in cash.

11. **TAX WITHHOLDING.**

The Committee may, in its discretion, require the Optionee to pay to the Company or a Subsidiary at the time of exercise of any Option the amount that the Committee deems necessary to satisfy the Company's obligation to withhold income or other taxes incurred by reason of the exercise. Upon exercise of the Option, the Optionee may make a written election to have Shares then issued withheld by the Company from the Shares otherwise to be received, or to deliver previously owned Shares, in order to satisfy the liability for such withholding taxes. In the event that the Optionee makes, and the Committee permits, such an election, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable withholding taxes. Where the exercise of an Option does not give rise to an obligation by the Company to withhold federal, state or local income or other taxes on the date of exercise, but may give rise to such an obligation in the future, the Committee may, in its discretion, make such arrangements and impose such requirements as it deems necessary or appropriate. Notwithstanding anything contained in the Plan to the contrary, the Optionee's satisfaction of any tax-withholding requirements imposed by the Committee shall be a condition precedent to the Company's obligation as may otherwise be provided hereunder to provide Shares to the Optionee, and the failure of the Optionee to satisfy such requirements with respect to the exercise of an Option shall cause such Option to be forfeited.

12. EXERCISE BY SUCCESSORS AND PAYMENT IN FULL.

An Option may be exercised, and payment in full of the aggregate Option Price made, by the Successors of an Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased. Such notice shall state that the aggregate Option Price will be paid in full, or that the Option will be exercised as otherwise provided hereunder, in the discretion of the Company or the Committee, if and as applicable.

13. NONTRANSFERABILITY OF OPTION.

Each Option granted under the Plan shall by its terms be nontransferable by the Optionee except by will or the laws of descent and distribution of the jurisdiction wherein the Optionee is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability is appropriate and desirable.

14. RIGHT OF FIRST REFUSAL; RIGHT OF REPURCHASE.

At the time of grant, the Committee may provide in connection with any grant made under the Plan that Shares received in connection with Options shall be subject to a right of first refusal pursuant to which the Company shall be entitled to purchase such Shares in the event of a prospective sale of the Shares, subject to such terms and conditions as the Committee may specify at the time of grant or (if permitted by the Award Agreement) thereafter, and to a right of repurchase, pursuant to which the Company shall be entitled to purchase such Shares at a price determined by, or under a formula set by, the Committee at the time of grant or (if permitted by the Award Agreement) thereafter, subject to such other terms and conditions as the Committee may specify at the time of grant.

15. REGULATIONS AND APPROVALS.

(a) The grant of any Option pursuant to the Plan and the obligation of the Company to sell Shares with respect to Options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable U.S. federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b) The Committee may make such changes to the Plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax benefits applicable to share options.

(c) Each Option is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Shares, no Options shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

(d) In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act, and the Committee may require any individual receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that the Shares acquired by such individual are acquired for investment only and not with a view to distribution and that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition.

16. INTERPRETATION AND AMENDMENTS; OTHER RULES.

The Committee may make such rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Without limiting the generality of the foregoing, the Committee may (i) determine (A) the conditions under which an Optionee will be considered to have retired or become disabled and (B) whether any Optionee has done so; (ii) establish or assist in the establishment of a program (which need not be administered in a nondiscriminatory or uniform manner) under which the Company or a third party may make bona-fide loans on arm's-length terms to any or all Optionees to assist such Optionees with the satisfaction of any or all of the obligations that such Optionees may have hereunder or under which third-party sales may be made for such purpose (including, without limitation, a loan program under which the Company or a third party would advance the aggregate Option Price to the Optionee and be repaid with Option Shares or the proceeds thereof and a sale program under which funds to pay for Option Shares are delivered by a third party upon the third party's receipt from the Company of share certificates); (iii) determine the extent, if any, to which Options or Shares shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder); (iv) interpret the Plan and the Award Agreements hereunder, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law; and (v) take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. Unless otherwise expressly provided hereunder, the Committee, with respect to any Option, may exercise its discretion hereunder at the time of the award or thereafter. In the event of any dispute or disagreement as to the interpretation of the Plan or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan, the decision of the Committee shall be final and binding upon all persons. The Board may amend the Plan as it shall deem advisable, except that no amendment may adversely affect an Optionee with respect to Options previously granted unless such amendments are in connection with compliance with applicable laws; provided that the Board may not make any amendment in the Plan that would, if such amendment were not approved by the holders of the Common Shares, cause the Plan to fail to comply with any requirement of applicable law or regulation, unless and until the approval of the holders of such Common Shares is obtained.

17. CHANGES IN CAPITAL STRUCTURE.

If (i) the Company or its Subsidiaries shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or shares of the Company or its Subsidiaries or a transaction similar thereto, (ii) any share dividend, share split, reverse share split, share combination, reclassification, recapitalization or other similar change in the capital structure of the Company or its Subsidiaries, or any distribution to holders of Common Shares other than cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Options, then the Committee may forthwith take any such action as in its judgment shall be necessary to preserve to the Optionees rights substantially proportionate to the rights existing prior to such event, including, without limitation, adjustments in (x) the number and kind of shares subject to Options, (y) the Option Price, and (z) the number and kind of shares available under Section 4. To the extent that such action shall include an increase or decrease in the number of shares subject to outstanding Options, the number of shares available under Section 4 above shall be increased or decreased, as the case may be, proportionately.

If a Change in Control shall occur, then the Committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the Change in Control (including, without limitation, the substitution of shares other than shares of the Company as the Shares optioned hereunder, and the acceleration of the exercisability of the Options), provided that the Committee determines that such adjustments do not have a substantial adverse economic impact on the Optionee as determined at the time of the adjustments.

The judgment of the Committee with respect to any matter referred to in this Section 17 shall be conclusive and binding upon each Optionee without the need for any amendment to the Plan.

18. NOTICES.

All notices under the Plan shall be in writing, and if to the Company, shall be delivered to the Board or mailed to its principal office, addressed to the attention of the Board; and if to the Optionee, shall be delivered personally or mailed to the Optionee at the address appearing in the records of the Company. Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 18.

19. **RIGHTS AS SHAREHOLDER.**

Neither the Optionee nor any person entitled to exercise the Optionee's rights in the event of death shall have any rights of a shareholder with respect to the Shares subject to an Option, except to the extent that a certificate for such Shares shall have been issued upon the exercise of the Option as provided for herein.

20. **EXCULPATION AND INDEMNIFICATION.**

To the maximum extent permitted by law, the Company shall indemnify and hold harmless the members of the Board and the members of the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such person's duties, responsibilities and obligations under the Plan, other than such liabilities, costs and expenses as may result from the gross negligence, bad faith, wilful misconduct or criminal acts of such persons.

21. **CAPTIONS.**

The use of captions in this Plan is for convenience. The captions are not intended to provide substantive rights.

22. **GOVERNING LAW.**

THE PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, U.S.A. WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.